Exhibit 99.19

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.     Name and Address of Company

Sandspring Resources Ltd. (“Sandspring” or the “Company”)
8000 South Chester Street, Suite 375
Centennial, CO 80112 USA

Item 2.     Date of Material Change

March 26, 2010

Item 3.     News Release

On March 26, 2010, a news release in respect of the material change was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.      Summary of Material Change

On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of special warrants and its previously announced early warrant incentive program.

Item 5.     Full Description of Material Change

On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of special warrants and its previously announced early warrant incentive program.

In connection with the completion of the bought-deal private placement of special warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters' option of $2 million.  The underwriters, led by Mackie Research Capital Corporation, included Cormark  Securities  Inc.,  Byron  Securities  Limited,  Fraser  Mackenzie  Limited,  Macquarie Capital Markets Canada Ltd. and PI Financial Corp.

The special warrants and underlying securities are subject to a four-month hold period  from the date of closing under applicable Canadian securities laws, which expires on July 27, 2010.

The Company has agreed to use its reasonable best efforts to file a prospectus in each of the provinces of Ontario, Alberta and British Columbia and to obtain a final receipt from the applicable securities regulators by May 10, 2010 to qualify for distribution the applicable underlying securities.  Each special warrant is exercisable for one (1) common share, provided however, that in the event that a final receipt is not obtained by 5:00 p.m. on May 10, 2010, each special warrant will be exercisable, for no additional consideration, into 1.05 common shares rather than one (1) common share.

The Company has received conditional listing approval from the TSX Venture Exchange for the listing of all common shares to be issued in connection with the securities sold and issued under the  private  placement,  subject  to  satisfying  certain  listing  conditions  of  the  TSX  Venture Exchange.

In  addition,  the  Company  has  concluded  its  previously  announced  early  exercise  warrant incentive program for its unlisted common share purchase warrants.   Under the program, the Company received gross proceeds of  approximately $2.5  million and issued  approximately 5,031,368 common shares pursuant to the exercise of the warrants by holders during the early exercise period in accordance with the original terms of the warrants and issued approximately 466,059 incentive shares to warrant holders pursuant to the early exercise of the warrants (of which approximately 63,550 incentive shares were issued to previous warrant holders who had exercised warrants prior to the start of the early exercise period that commenced on February 22, 2010 and expired at 5:00 p.m. on March 25, 2010).  All incentive shares issued under the early exercise warrant program are subject to a four month holder period from the date of issuance.

Any warrants that were not exercised during the early exercise period will remain outstanding and continue to be exercisable for common shares of the Company on their existing terms.

Mackie Research Capital Corporation also acted as financial advisor to the Company in respect of the early warrant incentive program.

The Company plans to use the net proceeds from the special warrant offering and early warrant incentive program for the ongoing exploration of its Toroparu Gold-Copper Project, for working capital and for general corporate purposes.

Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.     Omitted  Information

Not applicable.

Item 8.     Executive Officer

Abraham Drost, President, (807) 252-7800.

Item 9.     Date of Report

March 30, 2010.

Cautions Regarding Forward-Looking Statements

This material change report includes certain forward-looking statements concerning the future performance of Sandspring’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in Sandspring’s recent securities filings available at

www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and Sandspring cautions against placing undue reliance thereon. Sandspring has no obligation to update such forward-looking statements other than in accordance with applicable securities laws.